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                                                               Exhibit (a) (11)

                     PRESS RELEASE, DATED JANUARY 25, 2002

FOR IMMEDIATE RELEASE
---------------------

FOR FURTHER INFORMATION, PLEASE CONTACT:

Brooke Bulow               Stephen Rouse                  Monica Zaied
Public Relations           Public Relations               Investor Relations
724 Solutions Inc.         Maverick Public Relations      724 Solutions Inc.
512-306-4206               416-640-5518                   416-228-2369
bbulow@724.com             stephenr@maverickpr.com        mzaied@724.com


724 SOLUTIONS INC. UPDATED STOCK OPTION PROGRAM

TORONTO, ON (JANUARY 25, 2002) - 724 Solutions (NASDAQ: SVNX; TSE: SVN) today announced an amendment to the special grant of options that was being made to directors, officers and selected personnel in connection with the implementation of the voluntary stock option exchange program announced January 23, 2002.

Directors and officers and selected personnel are not eligible to participate in the voluntary stock option exchange program, and instead were being made a special grant of options to purchase an aggregate of 2.603 million common shares, with a grant date of January 28, 2002. As an update to the program announced previously, all of those directors, officers, and selected personnel, have agreed to an expected grant date of August 29, 2002 rather than the January 28, 2002 date previously announced.

"These programs were introduced to provide for the retention and motivation of our employees, in a way that was consistent with the interests of our shareholders. We considered various alternatives on how to achieve this, and decided that this was the best alternative with regard to our operating cost, management objectives, and judicious use of our approved stock option pool. Additionally, it was not our intention to have any mis-match between the conditions being offered to our employees at-large and our directors, officers and selected personnel," said John Sims, Chief Executive Officer, 724 Solutions. "We believe that this change ensures equal treatment, and also assures that the company's efforts are fairly reflected in the stock price before these options are granted."

FURTHER INFORMATION
The company filed on January 24, 2002 with the Securities and Exchange Commission a Schedule TO and related exhibits, including the offer to exchange, acceptance letter and other documents. Employees, officers and directors of 724 Solutions should consult these documents (available on www.sedar.com and www.sec.gov (EDGAR)) for details, as they contain important information relating to the offer. The company has also furnished to eligible employees copies of the offer to exchange and related documents.

ABOUT 724 SOLUTIONS INC.
724 Solutions Inc. (NASDAQ: SVNX; TSE: SVN) is a leading provider of mobile Internet infrastructure software and applications. It makes m-business happen globally by powering the delivery of secure mobile transactions for financial institutions and mobile operators. With dual


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headquarters in Toronto, Canada, and Austin, Texas, the company has development and sales offices around the world. For more information visit www.724.com.







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